Exhibit 99.1

XPeng Reports First Quarter 2022 Unaudited Financial Results

•	Quarterly total revenues reached RMB7,454.9 million, a 152.6% increase year-over-year

•	Quarterly vehicle deliveries reached 34,561, a 159% increase year-over-year

•	Quarterly gross margin reached 12.2%, an increase of 100 basis points year-over-year

GUANGZHOU, China, — (BUSINESS WIRE) — XPeng Inc. (“XPeng” or the “Company”, NYSE: XPEV and HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its unaudited financial results for the three months ended March 31, 2022.

Operational and Financial Highlights for the Three Months Ended March 31, 2022

	2022Q1	2021Q4	2021Q3	2021Q2	2021Q1	2020Q4
Total deliveries	34,561	41,751	25,666	17,398	13,340	12,964
P7 deliveries	19,427	21,342	19,731	11,522	7,974	8,527
P5 deliveries	10,486	7,621	244	—	—	—

•	Total deliveries of vehicles were 34,561 in the first quarter of 2022, representing an increase of 159% from 13,340 in the corresponding period of 2021.

•

Deliveries of the P7 smart sports sedan were 19,427 in the first quarter of 2022, representing an increase of 144% from 7,974 in the corresponding period of 2021. Monthly delivery of the P7 smart sports sedan exceeded 9,000 in March 2022 for the first time.

•

Deliveries of the P5 smart family sedan sustained ramp-up momentum following its mass- delivery launch in October 2021 and reached 10,486 in the first quarter of 2022, among which over 50% can support XPILOT 3.0 or XPILOT 3.5.

•	XPeng’s physical sales network continued expansion with a total of 366 stores, covering 138 cities as of March 31, 2022.

•	XPeng self-operated charging station network further expanded to 933 stations, including 757 XPeng self-operated supercharging stations and 176 destination charging stations as of March 31, 2022.

•

Total revenues were RMB7,454.9 million (US$1,176.0 million) for the first quarter of 2022, representing an increase of 152.6% from the same period of 2021, and a decrease of 12.9% from the fourth quarter of 2021.

•

Revenues from vehicle sales were RMB6,998.8 million (US$1,104.0 million) for the first quarter of 2022, representing an increase of 149.0% from the same period of 2021, and a decrease of 14.5% from the fourth quarter of 2021.

•	Gross margin was 12.2% for the first quarter of 2022, compared with 11.2% for the same period of 2021 and 12.0% for the fourth quarter of 2021.

•

Vehicle margin, which is gross profit of vehicle sales as a percentage of revenues from vehicle sales, was 10.4% for the first quarter of 2022, compared with 10.1% for the same period of 2021 and 10.9% for the fourth quarter of 2021.

•

Net loss was RMB1,700.8 million (US$268.3 million) for the first quarter of 2022, compared with RMB786.6 million for the same period of 2021 and RMB1,287.2 million for the fourth quarter of 2021. Excluding share-based compensation expenses, non-GAAP net loss was RMB1,528.2 million (US$241.1 million) in the first quarter of 2022, compared with RMB696.3 million for the same period of 2021 and RMB1,198.3 million for the fourth quarter of 2021.

•

Net loss attributable to ordinary shareholders of XPeng was RMB1,700.8 million (US$268.3 million) for the first quarter of 2022, compared with RMB786.6 million for the same period of 2021 and RMB1,287.2 million in the fourth quarter of 2021. Excluding share-based compensation expenses, non-GAAP net loss attributable to ordinary shareholders of XPeng was RMB1,528.2 million (US$241.1 million) for the first quarter of 2022, compared with RMB696.3 million for the same period of 2021 and RMB1,198.3 million for the fourth quarter of 2021.

•

Basic and diluted net loss per American depositary share (ADS) were both RMB2.00 (US$0.32) for the first quarter of 2022. Non-GAAP basic and diluted net loss per ADS were both RMB1.80 (US$0.28) for the first quarter of 2022. Each ADS represents two Class A ordinary shares.

•

Cash and cash equivalents, restricted cash, short-term deposits, short-term investments and long-term deposits were RMB41,714.0 million (US$6,580.2 million) as of March 31, 2022, compared with RMB43,543.9 million as of December 31, 2021.

Key Financial Results

	For the Three Months Ended			% Change[i]
(in RMB millions, except for percentage)	March 31, 2021	December 31, 2021	March 31, 2022	YoY	QoQ
Vehicle sales	2,810.3	8,187.2	6,998.8	149.0%	-14.5%
Vehicle margin	10.1%	10.9%	10.4%	30bp	-50bp
Total revenues	2,950.9	8,556.0	7,454.9	152.6%	-12.9%
Gross profit	329.8	1,023.3	910.7	176.1%	-11.0%
Gross margin	11.2%	12.0%	12.2%	100bp	20bp
Net loss	786.6	1,287.2	1,700.8	116.2%	32.1%
Non-GAAP net loss	696.3	1,198.3	1,528.2	119.5%	27.5%
Net loss attributable to ordinary shareholders	786.6	1,287.2	1,700.8	116.2%	32.1%
Non-GAAP net loss attributable to ordinary shareholders	696.3	1,198.3	1,528.2	119.5%	27.5%

[i]	Except for vehicle margin and gross margin, where absolute changes instead of percentage changes are presented

Management Commentary

“Our first quarter performance marked a strong start to 2022. Demand for our high-quality EV products was robust and our proprietary suite of technologies continue to lead the industry,” said Mr. He Xiaopeng, Chairman and CEO of XPeng. “Superior in-house technology development capability and proactive supply chain management enabled us to address supply chain challenges more efficiently. We remain confident in expanding our market share despite the impact of semi- conductor shortage and COVID-19.”

“Our strategic goal is to make advanced driver-assistant system (“ADAS”) more affordable and available to broader customers. We therefore resolve to develop full-scenario ADAS with optimized strong performance and a high level of safety at affordable cost, aiming to create greater value for our customers and shareholders.” concluded Mr. He.

“We are pleased to begin the year with a strong quarter. Our total revenues grew rapidly by 152.6% year-over-year in the first quarter of 2022 and our gross margin held up well,” said Dr. Hongdi Brian Gu, Honorary Vice Chairman and President of XPeng. “We will continue to manage supply chain uncertainties and we remain confident in our exciting product pipeline planned for 2022 and beyond. In addition, we expect to further leverage our economies of scale and continue to improve our operating efficiency.”

Recent Developments

Deliveries in April 2022

•

Total deliveries reached 9,002 vehicles in April 2022, representing a 75% increase year-over- year. The deliveries consisted of 3,714 P7 smart sports sedans, 3,564 P5 smart family sedans and 1,724 G3 and G3i compact smart SUVs.

•	As of April 30, 2022, year-to-date total deliveries reached 43,563, representing a 136% increase year-over-year.

Unaudited Financial Results for the Three Months Ended March 31, 2022

Total revenues were RMB7,454.9 million (US$1,176.0 million) for the first quarter of 2022, representing an increase of 152.6% from RMB2,950.9 million for the same period of 2021 and a decrease of 12.9% from RMB8,556.0 million for the fourth quarter of 2021.

Revenues from vehicle sales were RMB6,998.8 million (US$1,104.0 million) for the first quarter of 2022, representing an increase of 149.0% from RMB2,810.3 million for the same period of 2021 and a decrease of 14.5% from RMB8,187.2 million for the fourth quarter of 2021. The year- over-year increase was mainly attributable to higher vehicle deliveries, especially for the P7 and P5, while the quarter-over-quarter decrease was associated with less vehicle deliveries affected by seasonal factors related to the Chinese New Year holiday.

Revenues from services and others were RMB456.1 million (US$72.0 million) for the first quarter of 2022, representing an increase of 224.5% from RMB140.6 million for the same period of 2021 and an increase of 23.7%from RMB368.8 million for the fourth quarter of 2021. The year-over-year and the quarter-over-quarter increases were mainly attributed to more service, parts and accessory sales in line with higher accumulated vehicle sales.

Cost of sales was RMB6,544.2 million (US$1,032.3 million) for the first quarter of 2022, representing an increase of 149.7% from RMB2,621.1 million for the same period of 2021 and a decrease of 13.1% from RMB7,532.7 million for the fourth quarter of 2021. The year-over-year and the quarter- over-quarter changes were mainly in line with vehicle deliveries as described above.

Gross margin was 12.2% for the first quarter of 2022, compared with 11.2% and 12.0% for the first quarter of 2021 and the fourth quarter of 2021, respectively.

Vehicle margin was 10.4% for the first quarter of 2022, compared with 10.1% for the same period of 2021 and 10.9% for the fourth quarter of 2021. The quarter-over-quarter decrease was primarily attributable to increase in raw material costs.

Research and development expenses were RMB1,221.3 million (US$192.7 million) for the first quarter of 2022, representing an increase of 128.2% from RMB535.1 million for the same period of 2021 and a decrease of 15.9% from RMB1,451.4 million for the fourth quarter of 2021. The year-over-year increase was mainly due to (i) the increase in employee compensation as a result of expanded research and development staff, and (ii) higher expenses relating to the development of new vehicles models to support future growth. The quarter-over-quarter decrease was mainly explained by less design and development expenses which were affected by seasonal factors related to the Chinese New Year holiday.

Selling, general and administrative expenses were RMB1,641.6 million (US$259.0 million) for the first quarter of 2022, representing an increase of 127.7% from RMB720.8 million for the same period of 2021 and a decrease of 18.5% from RMB2,015.4 million for the fourth quarter of 2021. The year-over-year increase was mainly due to (i) higher marketing, promotional and advertising expenses to support vehicle sales, and (ii) the expansion of our sales network and associated personnel cost, and commission for franchised store sales. The quarter-over-quarter decrease was mainly associated with seasonal factors mentioned above.

Loss from operations was RMB1,920.5 million (US$302.9 million) for the first quarter of 2022, compared with RMB903.9 million for the same period of 2021 and RMB2,429.7 million for the fourth quarter of 2021. The lower quarter-over-quarter loss was mainly attributable to less operating expenses.

Non-GAAP loss from operations, which excludes share-based compensation expenses, was RMB1,747.9 million (US$275.7 million) for the first quarter of 2022, compared with RMB813.7 million for the same period of 2021 and RMB2,340.8 million for the fourth quarter of 2021.

Net loss was RMB1,700.8 million (US$268.3 million) for the first quarter of 2022, compared with RMB786.6 million for the same period of 2021 and RMB1,287.2 million for the fourth quarter of 2021.

Non-GAAP net loss, which excludes share-based compensation expenses, was RMB1,528.2 million (US$241.1 million) for the first quarter of 2022, compared with RMB696.3 million for the same period of 2021 and RMB1,198.3 million for the fourth quarter of 2021.

Net loss attributable to ordinary shareholders of XPeng was RMB1,700.8 million (US$268.3 million) for the first quarter of 2022, compared with RMB786.6 million for the same period of 2021 and RMB1,287.2 million for the fourth quarter of 2021.

Non-GAAP net loss attributable to ordinary shareholders of XPeng, which excludes share- based compensation expenses, was RMB1,528.2 million (US$241.1 million) for the first quarter of 2022, compared with RMB696.3 million for the same period of 2021 and RMB1,198.3 million for the fourth quarter of 2021.

Basic and diluted net loss per ADS were both RMB2.00 (US$0.32) for the first quarter of 2022, compared with RMB0.99 for the first quarter of 2021 and RMB1.51 for the fourth quarter of 2021.

Non-GAAP basic and diluted net loss per ADS were both RMB1.80 (US$0.28) for the first quarter of 2022, compared with RMB0.88 for the first quarter of 2021 and RMB1.41 for the fourth quarter of 2021.

Balance Sheets

As of March 31, 2022, the Company had cash and cash equivalents, restricted cash, short-term deposits, short-term investments and long-term deposits of RMB41,714.0 million (US$6,580.2 million), compared with RMB43,543.9 million as of December 31, 2021.

Business Outlook

For the second quarter of 2022, the Company expects:

•	Deliveries of vehicles to be between 31,000 and 34,000, representing a year- over-year increase of approximately 78.2% to 95.4%.

•	Total revenues to be between RMB6.8 billion and RMB7.5 billion, representing a year-over-year increase of approximately 80.8% to 99.4%.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on May 23, 2022 (8:00 PM Beijing/Hong Kong time on May 23, 2022.)

Dial-in details for the earnings conference call are as follows:

United States:	+1-833-350-1333
United Kingdom:	+44-203-547-8612
International:	+1-236-389-2427
Hong Kong, China:	+852-3012-6671
China Mainland:	400-820-9391
Conference ID:	7028829

Participants please dial-in 5 minutes prior to the scheduled start time to be connected to the call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.xiaopeng.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the call until May 30, 2022, by dialing the following telephone numbers:

United States:	+1-800-585-8367
International:	+1-416-621-4642
Replay Access Code:	7028829

About XPeng

XPeng is a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers in China. Its mission is to drive Smart EV transformation with technology and data, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPeng develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrification/ electronic architecture. XPeng is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. The Company’s Smart EVs are mainly manufactured at its plant in Zhaoqing, Guangdong province. For more information, please visit https://heyxpeng.com/.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, non-GAAP basic loss per weighted average number of ordinary shares and non-GAAP basic loss per ADS, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non- GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and non-GAAP Results” set forth in this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.3393 to US$1.00, the exchange rate on March 31, 2022, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPeng’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPeng’s goal and strategies; XPeng’s expansion plans; XPeng’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPeng’s expectations regarding demand for, and market acceptance of, its products and services; XPeng’s expectations regarding its relationships with customers, contract manufacturer, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPeng’s filings with the United States Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and XPeng does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

For Investor Enquiries

IR Department

XPeng Inc.

E-mail: ir@xiaopeng.com

Jenny Cai

The Piacente Group

Tel: +1-212-481-2050 or +86-10-6508-0677

E-mail: xpeng@tpg-ir.com

For Media Enquiries

Marie Cheung

XPeng Inc.

Tel: +852-9750-5170/+86-1550-7577-546

E-mail: mariecheung@xiaopeng.com

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	December 31, 2021 (audited) RMB	March 31, 2022 (unaudited) RMB	March 31, 2022 (unaudited) US$
ASSETS
Current assets
Cash and cash equivalents	11,024,906	9,320,455	1,470,266
Restricted cash	609,975	494,232	77,963
Short-term deposits	25,858,007	23,809,894	3,755,918
Short-term investments	2,833,763	2,160,274	340,775
Accounts and notes receivable, net	2,673,494	3,079,059	485,710
Current portion of installment payment receivables, net	887,202	1,040,019	164,059
Inventory	2,661,921	3,670,513	579,009
Amounts due from related parties	32,785	50,675	7,994
Prepayments and other current assets	2,248,683	2,397,726	378,232

Total current assets	48,830,736	46,022,847	7,259,926

Non-current assets
Property, plant and equipment, net	5,424,776	6,163,984	972,345
Right-of-use assets, net	1,561,175	1,776,485	280,234
Intangible assets, net	878,724	883,541	139,375
Land use rights, net	595,471	2,200,302	347,089
Installment payment receivables, net	1,863,492	2,023,234	319,157
Other non-current assets	1,730,486	339,833	53,607
Long-term investments	1,549,176	1,645,034	259,498
Long-term deposits	3,217,266	5,929,127	935,297

Total non-current assets	16,820,566	20,961,540	3,306,602

Total assets	65,651,302	66,984,387	10,566,528

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	December 31, 2021 (audited) RMB	March 31, 2022 (unaudited) RMB	March 31, 2022 (unaudited) US$
LIABILITIES
Current liabilities
Accounts and notes payable	12,362,186	13,850,126	2,184,804
Amounts due to related parties	24,919	22,126	3,490
Current portion of lease liabilities	373,488	423,847	66,860
Current portion of deferred revenue	418,227	475,413	74,995
Current portion of long-term borrowings	—	477,425	75,312
Accruals and other liabilities	4,811,107	4,790,609	755,700
Income taxes payable	22,737	26,058	4,111

Total current liabilities	18,012,664	20,065,604	3,165,272

Non-current liabilities
Long-term borrowings	1,675,106	2,256,740	355,992
Lease liabilities	1,189,754	1,362,866	214,987
Deferred revenue	479,061	564,684	89,077
Other non-current liabilities	2,148,139	2,214,455	349,322

Total non-current liabilities	5,492,060	6,398,745	1,009,378

Total liabilities	23,504,724	26,464,349	4,174,650

Commitments and contingencies
SHAREHOLDERS’ EQUITY
Class A Ordinary shares	87	87	14
Class B Ordinary shares	25	25	4
Additional paid-in capital	59,980,534	60,153,073	9,488,914
Statutory reserves	6,047	6,047	954
Accumulated deficit	(16,191,566)	(17,892,333)	(2,822,447)
Accumulated other comprehensive loss	(1,648,549)	(1,746,861)	(275,561)

Total shareholders’ equity	42,146,578	40,520,038	6,391,878

Total liabilities and shareholders’ equity	65,651,302	66,984,387	10,566,528

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(All amounts in thousands, except for share and per share data)

	Three Months End
	March 31, 2021 RMB	December 31, 2021 RMB	March 31, 2022 RMB	March 31, 2022 US$
Revenues
Vehicle sales	2,810,347	8,187,181	6,998,815	1,104,036
Services and others	140,579	368,827	456,123	71,952

Total revenues	2,950,926	8,556,008	7,454,938	1,175,988

Cost of sales
Vehicle sales	(2,525,808)	(7,296,930)	(6,271,499)	(989,305)
Services and others	(95,277)	(235,768)	(272,710)	(43,019)

Total cost of sales	(2,621,085)	(7,532,698)	(6,544,209)	(1,032,324)

Gross profit	329,841	1,023,310	910,729	143,664

Operating expenses
Research and development expenses	(535,114)	(1,451,389)	(1,221,278)	(192,652)
Selling, general and administrative expenses	(720,821)	(2,015,425)	(1,641,575)	(258,952)

Total operating expenses	(1,255,935)	(3,466,814)	(2,862,853)	(451,604)

Other income, net	22,161	13,837	31,659	4,994

Loss from operations	(903,933)	(2,429,667)	(1,920,465)	(302,946)

Interest income	135,102	264,015	227,944	35,957
Interest expenses	(1,142)	(13,841)	(19,834)	(3,129)
Fair value loss on derivative liabilities	(1,808)	(26,910)	(18,249)	(2,879)
Fair value gain (loss) on long-term investments	—	591,506	(17,249)	(2,721)
Other non-operating (loss) income, net	(14,780)	353,419	49,510	7,810

Loss before income tax expenses	(786,561)	(1,261,478)	(1,698,343)	(267,908)

Income tax expenses	—	(25,687)	(2,424)	(382)

Net loss	(786,561)	(1,287,165)	(1,700,767)	(268,290)

Net loss attributable to ordinary shareholders of XPeng Inc.	(786,561)	(1,287,165)	(1,700,767)	(268,290)

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME/(LOSS) (CONTINUED)

(All amounts in thousands, except for share and per share data

	Three Months End
	March 31, 2021 RMB	December 31, 2021 RMB	March 31, 2022 RMB	March 31, 2022 US$
Net loss	(786,561)	(1,287,165)	(1,700,767)	(268,290)
Other comprehensive loss
Foreign currency translation adjustment, net of nil tax	101,092	(568,659)	(98,312)	(15,508)

Total comprehensive loss attributable to XPeng Inc.	(685,469)	(1,855,824)	(1,799,079)	(283,798)

Comprehensive loss attributable to ordinary shareholders of XPeng Inc.	(685,469)	(1,855,824)	(1,799,079)	(283,798)

Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	1,586,718,206	1,700,956,007	1,702,708,311	1,702,708,311
Net loss per share attributable to ordinary shareholders
Basic and diluted	(0.50)	(0.76)	(1.00)	(0.16)
Weighted average number of ADS used in computing net loss per share
Basic and diluted	793,359,103	850,478,004	851,354,156	851,354,156
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(0.99)	(1.51)	(2.00)	(0.32)

XPENG INC.

UNAUDITED RECONCILIATIONS OF GAAP

AND NON-GAAP RESULTS

(All amounts in thousands, except for share and per share data)

	Three Months End
	March 31, 2021	December 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	RMB	US$
Loss from operations	(903,933)	(2,429,667)	(1,920,465)	(302,946)
Share-based compensation expenses	90,276	88,846	172,539	27,217

Non-GAAP loss from operations	(813,657)	(2,340,821)	(1,747,926)	(275,729)

Net loss	(786,561)	(1,287,165)	(1,700,767)	(268,290)
Share-based compensation expenses	90,276	88,846	172,539	27,217

Non-GAAP net loss	(696,285)	(1,198,319)	(1,528,228)	(241,073)

Net loss attributable to ordinary shareholders	(786,561)	(1,287,165)	(1,700,767)	(268,290)
Share-based compensation expenses	90,276	88,846	172,539	27,217

Non-GAAP net loss attributable to ordinary shareholders of XPeng Inc.	(696,285)	(1,198,319)	(1,528,228)	(241,073)

Weighted average number of ordinary shares used in calculating Non-GAAP net loss per share
Basic and diluted	1,586,718,206	1,700,956,007	1,702,708,311	1,702,708,311
Non-GAAP net loss per ordinary share
Basic and diluted	(0.44)	(0.70)	(0.90)	(0.14)
Weighted average number of ADS used in calculating Non-GAAP net loss per share
Basic and diluted	793,359,103	850,478,004	851,354,156	851,354,156
Non-GAAP net loss per ADS
Basic and diluted	(0.88)	(1.41)	(1.80)	(0.28)